Exhibit 4.3

ABBVIE

2013 EMPLOYEE STOCK PURCHASE PLAN FOR NON-U.S. EMPLOYEES

(Effective as of January 1, 2013)

ABBVIE

2013 EMPLOYEE STOCK PURCHASE PLAN FOR NON-U.S. EMPLOYEES

1.                                      Introduction.  The purpose of the AbbVie 2013 Employee Stock Purchase Plan for Non-U.S. Employees is to provide an opportunity for non-U.S. Employees of Subsidiaries to purchase Common Shares of AbbVie Inc. and thereby to have the opportunity to share in its growth. The Plan is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended.

2.                                      Definitions.  When used herein, the following words and terms shall have the meanings set forth below, unless a different meaning clearly is required by the context. Whenever appropriate, words used in the singular shall be deemed to include the plural, and vice versa, and the masculine gender shall be deemed to include the feminine gender, unless a different meaning clearly is required by the context.

2.1                               “Administrator” shall mean the Compensation Committee of the Board or any other committee or individual as the Board may designate from time to time in its sole discretion.

2.2                               “Board” shall mean the Board of Directors of the Company.

2.3                               “Common Stock” shall mean a share of common stock, par value $0.01 per share, of the Company.

2.4                               “Company” shall mean AbbVie Inc., a Delaware corporation.

2.5                               “Eligible Compensation” shall mean the basic rate of cash remuneration of an Employee as it appears on the books and records of the Employee’s Employer for services rendered. To the extent permitted by applicable law, each Employer with the approval of the Administrator shall have the authority to determine what constitutes the basic rate of cash remuneration for purposes of the definition of “Eligible Compensation,” consistent with local custom and past practice.

2.6                               “Employee” shall mean an individual who is classified as an employee by an Employer in its sole discretion on its payroll records and who is ineligible to participate in the AbbVie Savings Plan.  The term “Employee” shall include a full-time employee and a permanent part-time employee of an Employer. For all purposes hereunder, except as otherwise provided by the Administrator, a Participant’s employment or service with an Employer shall be deemed to be terminated on the day such entity ceases to be a Subsidiary of the Company.

2.7                               “Employer” shall mean each Subsidiary in each jurisdiction that has been designated by the Administrator or its delegate as eligible to participate in the Plan with respect to its Employees.

2.8                               “Enrollment Period” shall mean such period of time, as determined by each Employer in its sole discretion, preceding an Offering Date during which an Employee may enroll in the Plan.

2.9                               “Fair Market Value” of a share of Common Stock shall mean the closing price of a single share of Common Stock reported in the New York Stock Exchange Composite Transactions on the relevant date, or, if no sale shall have been reported on that date, the closing price reported in the New York Stock Exchange Composite Transactions on the last preceding day on which there was a sale.

2.10                        “IVR” shall mean interactive voice response system.

2.11                        “Offering Date” shall mean the first business day of each Purchase Cycle. The first Offering Date under the Plan shall be February 1, 2013.

2.12                        “Participant” shall mean an Employee who elects to participate in the Plan in accordance with Section 4 of the Plan.

2.13                        “Plan” shall mean the AbbVie 2013 Employee Stock Purchase Plan for Non-U.S. Employees.

2.14                        “Purchase Date” shall mean the last business day of each Purchase Cycle.

2.15                        “Purchase Cycle” shall mean each six-month period, or such other period as determined by the Administrator in its sole discretion pursuant to Section 5.2. The first Purchase Cycle shall commence on February 1, 2013 and end on July 31, 2013.

2.16                        “Subsidiary” shall mean any corporation, partnership, joint venture, business trust or other entity 50% or more of the voting stock or control of which is owned, directly or indirectly, by the Company.

3.                                      Eligibility.  Any person who is an Employee during the Enrollment Period, other than an officer or director of the Company, shall be eligible to enroll and participate in the Plan. Notwithstanding the foregoing sentence, the Administrator or, to the extent permitted by applicable law, each Employer may prospectively condition participation by an Employee upon a period of service with such Employer.

4.                                      Participation and Withdrawal.

4.1                               Enrollment. An eligible Employee may become a Participant with respect to an upcoming Purchase Cycle by filing with his Employer during the Enrollment Period preceding the Offering Date a completed authorization and enrollment form, or by following an IVR, electronic or other enrollment process as prescribed by his Employer. Unless otherwise determined by his Employer, an eligible Employee who fails to follow the prescribed procedures to enroll in the Plan on or before the enrollment deadline for such Offering Date shall not participate in the Plan with respect to that Purchase Cycle, but instead may participate in the next following Purchase Cycle. Under procedures established by his Employer, a Participant’s authorization and enrollment form shall continue in effect from one Purchase Cycle to the next, unless the Participant suspends his payroll deductions or contributions or discontinues his participation in accordance with Section 4.3.  Notwithstanding the foregoing, an Employer may permit a new Employee who commences employment as a result of a merger, acquisition, purchase of assets or business, spin-off, or other corporate transaction involving the Employer, to become a Participant during the Purchase Cycle in which he becomes a new Employee, in accordance with such procedures and enrollment process as prescribed by the Employer.

4.2                               Payroll Deductions/Contributions.

(a)                                 An eligible Employee may authorize payroll deductions at the rate of 1% to 10% (or such other maximum percentage as specified by the Administrator), in whole percentages only, of the Employee’s Eligible Compensation. Where payroll deductions are prohibited under local law, an Employer may permit its Employees to contribute to the Plan by an alternative method of contribution, including (but not limited to) personal checks or direct debits from personal banking accounts. Payroll deductions or contributions shall commence as of the Offering Date and as soon as administratively practicable following the date on which the eligible Employee completes the enrollment process, subject to any approvals or other requirements under local law. Each Employer may use the payroll deductions or contributions of its Participants for any corporate purpose, except where prohibited by local law. Neither the Company nor the Employer shall be obligated to segregate such payroll deductions or contributions, except as required by local law.

(b)                                 Each Employer shall maintain a separate bookkeeping account, or other type of account if required by local law, for each of its Employees who participate in the Plan and shall credit to that account all payroll deductions or contributions made by or on behalf of the Employee pursuant to Section 4.2(a). No interest shall be paid or credited to the account of any Participant except where required by local law.

(c)                                  Unless otherwise prohibited under local law or unless alternative procedures are established by the Administrator in its sole discretion, each Employer shall convert the payroll deductions or contributions of its Participants paid in non-U.S. currency into U.S. dollars as soon as reasonably practicable following the applicable payroll deduction date. Each Employer shall hold such amounts in U.S. dollars until the end of the applicable Purchase Cycle when such amounts shall be forwarded to the Company for the purchase of shares of Common Stock for Participants on the Purchase Date.

(d)                                 Subject to Section 4.2(a) and such other limitations and requirements, if any, as prescribed by his Employer, a Participant may prospectively increase or decrease the rate of payroll deductions or contributions at any time by filing a new authorization with his Employer or by following IVR, electronic or other procedures prescribed by his Employer. Such increase or decrease shall become effective as of the next Purchase Cycle. If a Participant fails to follow such procedures to change the rate of payroll deductions or contributions, the rate of payroll deductions or contributions shall remain unchanged at the originally elected rate throughout the Purchase Cycle and future Purchase Cycles, unless reduced to reflect a change by the Administrator in the maximum permissible rate.

4.3                               Suspension of Payroll Deductions/Contributions or Discontinuance of Participation.

(a)                                 Under procedures established by his Employer, a Participant may suspend payroll deductions or contributions, or discontinue participation under the Plan, at any time during a Purchase Cycle by completing and filing an authorization form with his Employer, or by following IVR, electronic or other procedures prescribed by his Employer. Such suspension or discontinuance shall become effective as soon as administratively practicable.

(b)                                 In the event of the suspension of payroll deductions or contributions during a Purchase Cycle, the amount credited to the Participant’s account as of the date of suspension shall be used to purchase shares of Common Stock pursuant to Section 6 of the Plan. A Participant who suspends payroll deductions or contributions during a Purchase Cycle shall not be entitled to participate in any future Purchase Cycle and shall have no additional amounts withheld or contributed until he completes a new authorization with his Employer for a subsequent Purchase Cycle or otherwise complies with his Employer’s enrollment process in accordance with the enrollment procedures set forth in Section 4.1.

(c)                                  Upon the Participant’s discontinuation of participation during a Purchase Cycle, the amount credited to the Participant’s account shall be refunded as soon as administratively practicable without interest (unless otherwise required by local law). Such Participant shall be ineligible to participate in the Plan until he re-enrolls in the Plan for a subsequent Purchase Cycle in accordance with the enrollment procedures set forth in Section 4.1.

4.4                               Termination of Employment.  If a Participant terminates employment with his Employer for any reason (including death or disability) prior to the expiration of a Purchase Cycle, the Participant’s participation in the Plan shall immediately terminate, and the amount credited to the Participant’s account shall be refunded to the Participant or the Participant’s estate without interest (unless otherwise required by local law) as soon as administratively practicable.  Notwithstanding the foregoing, an Employer may provide that if a Participant terminates employment with his Employer because of retirement or the involuntary termination of employment in connection with a sale of a business, spin-off, or other corporate transaction involving the Employer, the Participant’s payroll deductions or contributions shall cease effective as of the termination date, but participation in the Plan shall continue through the end of the applicable Purchase Cycle, in which case the amount credited to the Participant’s account through the date of termination shall be used to purchase shares of Common Stock in accordance with Section 6.1.  Each Employer in its discretion shall determine whether its Employees have terminated employment for purposes of the Plan, and such determinations shall be final and binding on all parties. Each Employer also may establish rules regarding when a leave of absence or other change of employment status will be considered to be a termination of employment with respect to its Employees for purposes of the Plan.

5.                                      Offering.

5.1                               Authorized Shares. The maximum number of shares of Common Stock that may be issued pursuant to the Plan shall be Ten Million (10,000,000) shares, which shall include: (a) the number of shares of Common Stock available for issuance under the AbbVie Corporation Employee Stock Purchase Plan (the “Canada Plan”) and the AbbVie Employee Share Ownership Plan (the “UK Plan”); and (b) the number of shares of Common Stock subject to awards under the Canada Plan and the UK Plan that expire or terminate for any reason without having been exercised in full; provided, however, that any shares purchased on the open market shall not be counted for these purposes. Such shares may be authorized but unissued shares, treasury shares, shares purchased on the open market, or a combination of any of the foregoing, as determined from time to time by the Board. If any purchase right granted shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject to that purchase right shall again become available for purposes of the Plan. If on any Purchase Date the number of shares otherwise purchasable by Participants is greater than the number of shares then remaining available under the Plan, the Administrator shall allocate the available shares among the Participants in such manner as it deems appropriate in its sole discretion.

5.2                               Purchase Cycles. Unless otherwise determined by the Administrator with respect to a particular jurisdiction, Subsidiary, or sub-plan: (a) the duration of each Purchase Cycle shall be six consecutive calendar months; (b) each Purchase Cycle shall commence on February 1 or August 1; and (c) subsequent Purchase Cycles shall run consecutively after each preceding Purchase Cycle. Except where prohibited by applicable law, the Administrator shall have the power to make any such changes without Board approval, and without regard to the expectations of any Participants; provided, however, that the Company and/or Employer shall notify Participants of any such change within a reasonable time before such change becomes effective.

5.3                               Grant of Purchase Right. On each Offering Date, each Participant who has timely enrolled in a Purchase Cycle in accordance with Section 4.1 shall be granted the right to purchase that number of shares of Common Stock which may be purchased with the balance credited to the Participant’s account as of the applicable Purchase Date.

5.4                               Purchase Cycle Limitation. Notwithstanding any other provision of the Plan to the contrary, no Participant may contribute more than the equivalent in local currency of US$12,500 during each Purchase Cycle towards the purchase of shares of Common Stock under the Plan. Any amounts contributed in excess of this limitation shall be carried over to the immediately following Purchase Cycle, or shall be refunded to the Participant, as the Employer in its sole discretion shall determine.

6.                                      Purchase of Shares.

6.1                               Automatic Purchase of Shares. Unless a Participant has previously ceased participation in the Plan during a Purchase Cycle, a Participant’s purchase right shall be automatically exercised on each Purchase Date to purchase that number of shares of Common Stock which the balance credited to the Participant’s account shall entitle him to purchase. Any cash remaining in a Participant’s account after the purchase of shares of Common Stock shall remain in the Participant’s account for use in the next Purchase Cycle.

6.2                               Purchase Price. The purchase price for a single share of Common Stock for each Purchase Cycle shall be 85% of the lesser of: (a) the Fair Market Value of a share of Common Stock on the Offering Date; and (b) the Fair Market Value of a share of Common Stock on the Purchase Date.

7.                                      Payment and Delivery.

7.1                               Direct Deposit of Shares. Unless and until otherwise determined by the Administrator, all shares of Common Stock purchased under the Plan on the Purchase Date shall be deposited directly into an account established in the name of each Participant with a broker or agent designated by the Administrator. Upon the purchase and allocation of shares of Common Stock, each Employer shall deliver (by electronic or other means) to its Participants a record of the shares of Common Stock purchased. The Administrator may authorize the broker or agent to utilize electronic or automated methods of share transfer for these purposes.

7.2                               Mandatory Retention of Shares. Before the commencement of any Purchase Cycle, the Administrator may require that: (a) any shares of Common Stock purchased under the Plan during such Purchase Cycle be retained with a designated broker or agent for a designated period of time (and may restrict dispositions during that period) and/or may establish other procedures to restrict transfer of such shares of Common Stock; and/or (b) shares of Common Stock purchased under the Plan automatically participate in a dividend reinvestment plan or program maintained by the Company.

7.3                               Fully-Paid and Non-Assessable. The Company shall retain the amount of payroll deductions/contributions transmitted by each Employer and used to purchase shares of Common Stock as full payment for the shares of Common Stock, and the shares of Common Stock shall then be fully paid and non-assessable.

7.4                               No Voting or Dividend Rights. No Participant shall have any voting, dividend, or other shareholder rights with respect to shares of Common Stock subject to any purchase right under the Plan until the shares of Common Stock have been purchased and delivered to the Participant or into an account for the benefit of the Participant, as provided in this Section 7.

8.                                      Recapitalization.

8.1                               In General. If after the grant of purchase right, but prior to the purchase of shares of Common Stock with respect to a particular Purchase Period, there is any increase or decrease in the number of outstanding shares of Common Stock because of a stock split, stock dividend, combination or recapitalization, the Administrator in its sole discretion shall make any such substitution or adjustment, if any, as it deems appropriate, with respect to: (a) the maximum number of shares of Common Stock specified in Section 5.1; (b) the purchase price per share of Common Stock; and (c) any other limitations provided under this Plan. The Administrator shall take any further actions which, in the exercise of its discretion, may be necessary or appropriate under the circumstances.

8.2                               Adjustments. In the event the Company effects one or more reorganizations, recapitalizations, spinoffs, split-ups, rights offerings or reductions of its outstanding shares of Common Stock, the Administrator in its sole discretion may make any such substitution or adjustment, if any, as it deems appropriate, with respect to: (a) the number and kind of shares specified in Section 5.1, (b) the purchase price per share of Common Stock covered by each outstanding purchase right, and (c) any other limitations provided under this Plan.

8.3                               Binding Decisions. The determinations of the Administrator under this Section 8 shall be conclusive and binding on all parties.

9.                                      Merger, Liquidation, Other Company Transactions.

9.1                               Liquidation or Dissolution. In the event of the proposed liquidation or dissolution of the Company, the Purchase Cycle then in progress shall terminate immediately prior to the consummation of such proposed liquidation or dissolution, unless otherwise provided by the Administrator in its sole discretion, and all outstanding purchase rights shall automatically terminate and the amounts of all payroll deductions and contributions will be refunded without interest (unless otherwise required under local law) to the Participants as soon as reasonably practicable.

9.2                               Sale or Merger. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger or consolidation of the Company with or into another entity, then in the sole discretion of the Administrator: (a) each purchase right shall be assumed, or an equivalent purchase right shall be substituted, by the successor corporation or parent or subsidiary of such successor corporation; or (b) a new Purchase Date shall be established by the Administrator on or before the date of consummation of such merger, consolidation or sale, and all outstanding purchase rights shall be automatically exercised on such new date.

10.                               Transferability.  Purchase rights granted to Participants may not be voluntarily or involuntarily assigned, transferred, pledged, or otherwise disposed of in any way, and are exercisable during the Participant’s lifetime only by the Participant. Any attempted assignment, transfer, pledge, or other disposition of a purchase right hereunder shall be null and void and without effect. If a Participant in any manner attempts to transfer, assign or otherwise encumber his or her rights or interest under the Plan, such act shall be treated as an election by the Participant to discontinue participation in the Plan pursuant to Section 4.3 of the Plan.

11.                               Amendment or Termination of the Plan.

11.1                        Term of Plan. The Plan shall continue until the last day of February, 2023, unless previously terminated in accordance with Section 11.2.

11.2                        Amendment and Termination. The Board may amend the Plan from time to time as it deems desirable in its sole discretion without approval of the shareholders of the Company, except to the extent shareholder approval is required by Rule 16b-3 of the Securities Exchange Act of 1934, as amended, applicable New York Stock Exchange or other stock exchange rules, or other applicable laws or regulations. The Board may terminate or suspend the Plan at any time in its sole discretion. The termination, suspension or amendment of the Plan shall not alter or impose rights or obligations under any option theretofore granted under the Plan in any material adverse way without the consent of the affected Participants.

12.                               Administration.  The Administrator shall have the power, authority and responsibility for the day-to-day administration of the Plan, the power, authority and responsibility specifically provided in this Plan, and any additional duties and responsibilities approved by the Board.  To the extent permitted under applicable law, the Administrator may delegate its power, authority and responsibilities under the Plan to one or more officers of the Company at any time in its sole discretion.  In this regard and to the extent permitted under applicable law, the Administrator hereby delegates its power, authority and responsibilities under the Plan to the Company’s Senior Vice President, Human Resources (or the individual holding equivalent duties and responsibilities).  The Administrator and, to the extent permitted under applicable law, its delegate, shall have full power and authority to promulgate any rules and regulations which are deemed necessary for the proper administration of the Plan, to interpret the provisions and supervise the administration of the Plan, to make factual determinations relevant to Plan entitlements and to take all action in connection with administration of the Plan as deemed necessary or advisable. Decisions of the Administrator and, where applicable, its delegate, shall be final and binding upon all Participants. The Company shall pay all reasonable expenses incurred in the administration of the Plan. Neither the Administrator nor any delegate of the Administrator shall be liable for any action or determination made in good faith with respect to the Plan or any option granted hereunder.

13.                               Rules for Certain Jurisdictions.  Notwithstanding anything in the Plan to the contrary, the Administrator (or its delegate) may, in its sole discretion: (a) amend or vary the terms of the Plan in order to conform such terms with the requirements of each jurisdiction where an Employer is located; (b) amend or vary the terms of the Plan in each jurisdiction where an Employer is located as it considers necessary or desirable to take into account or to mitigate or reduce the burden of taxation and social security contributions for Participants and/or the Employer; or (c) amend or vary the terms of the Plan in a jurisdiction where the Employer is located as it considers necessary or desirable to meet the goals and objectives of the Plan. The Administrator (or its delegate) may, where it deems appropriate in its sole discretion, establish one or more sub-plans for these purposes. Without limitation to the above, the UK Plan and the Canada Plan annexed to the Plan shall be considered henceforth as sub-plans to the Plan. The Administrator (or its delegate) may, in its sole discretion, establish administrative rules and procedures to facilitate the operation of the Plan in such jurisdictions. The terms and conditions contained herein which are subject to variation in a jurisdiction shall be reflected in a written attachment to the Plan for each Employer in such jurisdiction. To the extent permitted under applicable law, the Administrator may delegate its authority and responsibilities under this Section 13 to one or more officers of the Company in addition to the delegation made under Section 12.

14.                               Compliance with Legal and Exchange Requirements.  The Company shall not be under any obligation to issue shares of Common Stock upon the exercise of any purchase right unless and until the Company has determined that: (a) it and the Participant have taken all actions required to register the shares of Common Stock under the Securities Act of 1933, or to perfect an exemption from the registration requirements thereof; (b) any applicable listing requirement of any stock exchange on which the shares of Common Stock is listed has been satisfied; and (c) all other applicable provisions of state, federal and applicable foreign law have been satisfied.

15.                               Governmental Approvals.  This Plan and the Company’s obligation to sell and deliver shares of Common Stock under the Plan in any jurisdiction shall be subject to approval of any governmental authority required in connection with the Plan or the authorization, issuance, sale, or delivery of shares of Common Stock hereunder in such jurisdiction.

16.                               No Enlargement of Employee Rights.  Nothing contained in this Plan shall be deemed to give any Employee the right to be retained in the employ of the Company or an Employer or to interfere with the right of the Company or an Employer to discharge any Employee at any time. Any rights or benefits provided under this Plan shall not be considered part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long service awards, pension, retirement or similar payments.

17.                               Withholding Taxes.  In the event that the Company or an Employer is required to withhold any applicable taxes in respect of any compensation or other income realized by a Participant under the Plan, the Company or such Employer may deduct from any benefits of any kind otherwise due to such Participant, including without limitation the proceeds of any sale of shares of Common Stock for the account of the Participant, the aggregate amount of such applicable taxes required to be withheld or, if such payments are insufficient to satisfy such applicable taxes, the Participant will be required to pay to the Company or such Employer, or make other arrangement satisfactory to the Company or such Employer regarding payment to the Company or such Employer of, the aggregate amount of any such taxes.

18.                               Governing Law.  This Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law principles. Each sub-plan established pursuant to Section 13 of the Plan shall be governed by and construed in accordance with the laws of the applicable jurisdiction.

19.                               Severability.  If any provision of the Plan shall be held illegal or invalid in any jurisdiction, such illegality or invalidity shall not affect the remaining provisions of the Plan in such jurisdiction, or any provision of the Plan in any other jurisdiction, and the Plan shall be construed and applied in such jurisdiction as if the invalid provision had never been contained herein.

20.                               Effective Date.  This Plan shall be effective January 1, 2013.